

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Noreen E. Skelly
Chief Financial Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, TX 75225

> **Re: Veritex Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 6, 2015**
> **File No. 333-203927**

Dear Ms. Skelly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 81

1.   You are not permitted to file short-form opinions unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels' opinion. Please revise your disclosure accordingly or please file long-form tax opinions.

2.   Please revise the introductory paragraph and the first paragraph on page 85 to remove the qualifier that this disclosure is a "general discussion."   Also revise to confirm, if true, that you have disclosed all material U.S. federal tax consequences of the merger.

3.   Refer to your disclosure in the penultimate paragraph on page 82. While you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they "should" do so. These statements suggest that

investors may not rely on the description of tax consequences included in the prospectus. Please eliminate this language from this paragraph. Also make corresponding revisions to your disclosure elsewhere in the prospectus, as applicable.

4.   Refer to your disclosure at the top of page 83. Your tax disclosure should not assume the tax consequence in issue, i.e., "the following discussion assumes that the merger qualifies as a 'reorganization' within the meaning of Section 368(a) of the Code." Please revise to state clearly that it is the opinion of counsels that the merger will constitute a reorganization, rather than assuming it qualifies as such. Also make corresponding revisions to your disclosure elsewhere in the prospectus, as applicable, including in the third Q&A on page 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: William S. Anderson, Esq.